

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

March 4, 2010

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

     Re: **Raymond James Financial, Inc.**
              Form 10-K for Year Ended September 30, 2009
              Form 10-Q for Quarter Ended December 31, 2009
              File No. 001-09109

Dear Mr. James:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1A. Risk Factors, page 15

1.   We note disclosure at the bottom of page 49, which indicates that you are unable to estimate if or when you could be approved as a bank holding company. Please tell us what consideration you gave to including a risk factor about this uncertainty and the associated risks to your business if you do not receive this approval.

Item 3. Legal Proceedings, page 22

2.   Refer to the third paragraph on page 23. Please tell us how you concluded that at
        present you do not have the capacity to repurchase all or a significant portion of
        the outstanding ARS. Quantify the amount you estimated would be needed to
        make such repurchases and explain how you calculated that amount. Also, please
        clarify how you would fund such repurchases if you were required to do so.
        Confirm that you will provide similar disclosure in your future filings.

Management's Discussion and Analysis Of Financial Condition And Results Of
Operations, page 26

Sources of Liquidity, page 44

3.   We note the various borrowings and financing arrangements described on page
        45. Please tell us why you have not filed the credit agreements relating to these
        arrangements as exhibits to the Form 10-K, other than the $100 million credit
        agreement included as Exhibits 10.12.1 and 10.12.2. Refer to Item 601(b)(10) of
        Regulation S-K.

Risk Monitoring Process, page 66

Residential and Consumer Loans, page 66

   4. You have disclosed on pages 67 and 69 that you use concentration ratios, a
      percentage of adjusted RJ Bank total assets, to evaluate and manage credit risk.
      Given that adjusted RJ Bank total assets appears to be a non-GAAP measure,
      clarify to us how you have complied with the disclosure requirements of Item
      10(e) of Regulation S-K. Specifically, your disclosure has inadvertently omitted
      (1) a reconciliation from your non-GAAP measure to a similar GAAP measure
      and (2) a statement disclosing why management believes that the presentation of
      non-GAAP financial measure provides useful information to investors.

Financial Statements and Footnotes

Consolidated Statements of Income and Comprehensive Income, page 73

   5. We note that you have included dividends per share on the face of your Income
      Statement versus in the notes to your financial statements. Tell us how your
      disclosure complies with the guidance in FASB ASC 260-10-45-5.

Note 16 – Commitments and Contingencies, page 114

6. You have indicated on page 116 that you are a defendant or co-defendant in various lawsuits and arbitrations incidental to your securities business as well as other corporate litigations. It is unclear as to why you have not provided the disclosures required by FASB ASC 450-20-50-3 through 450-20-50-5 for the legal proceedings that you have described on pages 22 – 23. Please advise.

Schedule 14A filed January 11, 2010

Proposal 1: Election of Directors, page 4

7. Please confirm that you will revise future filings to provide a detailed description of the business experience for each of the directors during the past five years. Specifically, please expand the disclosure related to the following directors:

- Mr. Godbold
- Mr. James
- Mr. Saltzman
- Mr. Simmons

Refer to Item 401(e) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Stacie Gorman, Attorney, at (202) 551-3585, Karen Garnett, Assistant Director, at (202) 551-3785, Yolanda Crittendon, Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief